SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[June 6, 2003]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F         X                                           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                      No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-___________

SIGNATURES
METSO SIGNS A FIVE-YEAR EUR 450 MILLION REVOLVING CREDIT AGREEMENT

SIGNATURES

Date June 6, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO SIGNS A FIVE-YEAR EUR 450 MILLION REVOLVING CREDIT AGREEMENT

(Helsinki, Finland, June 6, 2003) — Metso Corporation (NYSE: MX; HEX: MEO) has signed a five-year revolving credit facility agreement with a syndicate of 14 banks. The facility is for general corporate purposes, primarily supporting Metso’s access to short-term funding. It will replace two existing revolving credits: EUR 230 million credit from 1998 and the remaining EUR 400 million of the credit from year 2000, while extending the maturity of the credit commitments till 2008.

The total amount of committed credit facilities, including a EUR 100 million short-term credit line, has been scaled to meet Metso’s expected funding needs after the completion of major acquisitions.

The facility was substantially oversubscribed in the syndication, and Metso chose to increase the amount to EUR 450 million from the initial EUR 400 million. Mandated Lead Arrangers and joint bookrunners of the transaction are Citigroup, Nordea and SEB Merchant Banking, the latter being also the facility agent. Syndication was targeted at Metso’s core group of relationship banks. In addition to lead arrangers, the participating banks are Danske Bank, Handelsbanken, Sampo Bank plc, and Wachovia Bank National Association as Arrangers, and Bank of America N.A., BANCO BILBAO VIZCAYA ARGENTARIA GROUP, Commerzbank Aktiengesellchaft, CREDIT AGRICOLE INDOSUEZ, Helsinki Branch, OKOBANK, Standard Chartered Bank, and Banca Intesa S.p.A as Co-Arrangers.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Pekka Hölttä, Sr. Vice President, Corporate Treasurer, Metso Corporation, tel. + 358 204 84 3195
Erik Hellén, Vice President, Capital Funding, Metso Corporation, tel. + 358 204 84 3254

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.